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October 31, 2014	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Shannon Sobotka
Staff Accountant
Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-194144

Dear Ms. Sobotka:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are writing in response to the comment letter dated September 29, 2014 regarding the above-captioned filing with the Securities and Exchange Commission (the “Commission”).  Below, we identify in bold the Staff’s comment and note in regular type our response.

1.
We note your response to our prior comment 3.  Please clarify why the company believes it would be appropriate to exclude the per deposit fee and related expenses from the income statement of the Trust.  Cite all relevant accounting literature within your response.

We believe it is appropriate not to reflect the per deposit fee and Trust related expenses in the income statement of the Trust.  In coming to this conclusion we considered the guidance in SAB Topic 1B., which provides that a registrant should reflect all of its costs of doing business in its own financial statements, and SAB Topic 5D., which provides that organizational and offering expenses be recorded within equity.

Per Deposit Fee

October 31, 2014
Page Two

BMO Capital Markets Corp., the placement agent for the Trust, is a registered broker-dealer.  BMO Capital Markets Corp. collects the per deposit fee from the investor for legal and regulatory reasons.  Pursuant to the terms of the Placement Agency Agreement (a form of which has been filed as an exhibit to the Registration Statement), the placement agent remits this deposit fee to Bank of Montreal as the Initial Depositor of the Trust as it is the Initial Depositor that is legally entitled to the fee.

Bank of Montreal directly incurs and is contractually responsible for the Trust related expenses as discussed in the Registration Statement and as memorialized in the Depositary Trust Agreement (filed as an exhibit to the Registration Statement).

We calculated the Trust’s expenses in the Registration Statement based on, as assuming, the issuance and sale of $500 million of Gold Deposit Receipts.  We itemized these expenses (see Part II of the Registration Statement) and repeat them here as follows:

Securities and Exchange Commission registration fee	$ 64,400
State filing fees	$ 83,985
FINRA filing fee	$ 75,500
Printing and engraving expenses	$ 9,000
Legal fees and expenses	$ 250,000
Depositary fees	$ 75,000
Miscellaneous expenses	$ 996,100
Total	$1,553,985

Organizational and Offering Costs

The Securities and Exchange Commission registration fee, the state filing fee, the printing and engraving expenses and the legal fees and expense are organization and offering costs as they relate to creating and registering the Trust in order to ready it for operation.

The depositary fees represent the fees payable to Bank of New York and its affiliates acting in the capacity of trustee and depositary agent.   The fee to Bank of New York for $75,000 is an annual payment for the first 937,500 receipts issued.  Any receipts issued beyond this number of receipts will be subject to a per receipt fee by Bank of New York of $0.08/per annum.  The ongoing Bank of New York fee will be paid by Bank of Montreal.  The annual Bank of New York depositary fee as well as the incremental/per receipt depositary fees are also issuance costs.

October 31, 2014
Page Three

These fees represent organizational and offering costs and would come under the guidance in SAB Topic 5D.  We have assessed the materiality of these expenses (approximately $0.6 million) in light of Trust’s assets ($500 million), which is approximately 0.0012% of Trust assets in this example.  While we understand that there is no particular percentage amount that could or should necessarily be used as the basis for assessing materiality, we note that, in this case, the amount of the organizational and offering expenses paid by Bank of Montreal, both at inception of the Trust and on an on-going basis, are de minimis in light of the overall Gold Deposit Receipt program.  In considering further whether a potential investor would consider important the inclusion of the expenses, we note that, as mentioned above, the Registration Statement already provides clear and prominent disclosure (including on the cover page of the prospectus) of the per Receipt fee, as well as disclosure in the Trust expenses (in the “Plan of Distribution” section of the prospectus and in Part II of the Registration Statement). In addition the issuer will include a note in the financial statements that discusses the payment of the Trust’s organizational and offering expenses by Bank of Montreal.

If the Trust were to issue significantly less than the $500 million contemplated by the Registration Statement, the initial depositor will consider the relative size and significance of the organizational and offering expenses incurred through such date and the Trust’s assets and evaluate whether the expenses would be material.  If the expenses were material, these would be reflected in the financial statements.

Ongoing Operational Costs

The remaining expenses are operational expenses that relate to ongoing Trust business activities and include items such as storage costs and other miscellaneous fees for several years. As noted above, SAB Topic 1B. guidance applies to these expenses and we believe given the de minimus size of the expenses (approximately 0.0018% of Trust assets in this example) we believe these expenses are not material to the Trust financial statements, following the same logic we outlined above.  Consistent with our view on fulsome disclosure, we will include in the financial statement notes details of the nature of the expenses and the arrangement with Bank of Montreal as Initial Depositor to receive the per deposit fee and to incur and pay these expenses.

Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

 cc:       Coy Garrison, Esq.